Mercedes-Benz Auto Lease Trust 2020-A
Investor Report

Collection Period Ended   31-Aug-2020

Amounts in USD

Dates

Collection Period No.	8			
Collection Period (from... to)	1-Aug-2020	31-Aug-2020		
Determination Date	11-Sep-2020			
Record Date	14-Sep-2020			
Payment Date	15-Sep-2020			
Interest Period of the Class A-1 Notes (from... to)	17-Aug-2020	15-Sep-2020	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 9/15/2020	15-Aug-2020	15-Sep-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	289,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	570,000,000.00	506,060,628.18	457,295,654.21	48,764,973.97	85.552586	0.802273
Class A-3 Notes	520,000,000.00	520,000,000.00	520,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	135,100,000.00	135,100,000.00	135,100,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,100,000.00**	**1,161,160,628.18**	**1,112,395,654.21**	**48,764,973.97**		
Overcollateralization	256,702,694.31	278,901,424.35	278,901,424.35			
Total Securitization Value	**1,770,802,694.31**	**1,440,062,052.53**	**1,391,297,078.56**			
present value of lease payments	741,460,084.21	499,423,125.92	471,172,989.46			
present value of Base Residual Value	1,029,342,610.10	940,638,926.61	920,124,089.10			

	Amount	Percentage
Initial Overcollateralization Amount	256,702,694.31	14.50%
Target Overcollateralization Amount	278,901,424.35	15.75%
Current Overcollateralization Amount	278,901,424.35	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.820000%	767,525.29	1.346536	49,532,499.26	86.899122
Class A-3 Notes	1.840000%	797,333.33	1.533333	797,333.33	1.533333
Class A-4 Notes	1.880000%	211,656.67	1.566667	211,656.67	1.566667
Total		**1,776,515.29**		**$50,541,489.26**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,682,262,559.59	1,351,521,917.81	1,302,756,943.84

Available 2020-A Collections	
Lease Payments Received	28,546,823.59
Net Sales Proceeds-early terminations (incl Defaulted Leases)	18,959,140.62
Net Sales Proceeds-scheduled terminations	14,096,642.91
Excess wear and tear included in Net Sales Proceeds	46,455.51
Excess mileage included in Net Sales Proceeds	117,200.30
Subtotal	61,602,607.12
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	1,984.52
Total Available Collections	**61,604,591.64**

Distribution on the Exchange Note	
(1) Total Servicing Fee	1,200,051.71
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (1.89%)	2,128,647.02
(3) Exchange Note Principal Distributable Amount	48,764,973.97
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	9,510,918.94
Total Distribution	**61,604,591.64**

Available Funds ABS Notes	
Total Exchange Note Payments	50,893,620.99
Reserve Account Draw Amount	0.00
Total Available Funds	**50,893,620.99**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,776,515.29
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	48,764,973.97
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	352,131.73
Total Distribution	**50,893,620.99**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,200,051.71	1,200,051.71	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,776,515.29	1,776,515.29	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	767,525.29	767,525.29	0.00
thereof on Class A-3 Notes	797,333.33	797,333.33	0.00
thereof on Class A-4 Notes	211,656.67	211,656.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,776,515.29	1,776,515.29	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	48,764,973.97	48,764,973.97	0.00
Principal Distribution Amount	48,764,973.97	48,764,973.97	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,427,006.74
Reserve Fund Amount - Beginning Balance	4,427,006.74
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	134.26
minus Net Investment Earnings	134.26
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,427,006.74
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	134.26
Net Investment Earnings on the Exchange Note	
Collection Account	1,850.26
Investment Earnings for the Collection Period	1,984.52

Notice to Investors

Note 1:
280 accounts with an outstanding securitization value of $ 11,613,816.94 did not have a monthly payment scheduled for the current Collection Period.

Note 2:
In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, initially estimated not to exceed three months and currently extended to a maximum of five months, with the deferred payments due at the end of the lease term. In addition, the Servicer may grant lease extensions beyond the scheduled lease termination date and, in some cases, waivers of monthly payments during the extension period. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral or waiver. The Servicer is also implementing a phased resumption of collection activities, including repossessions, that have been temporarily curtailed in response to the COVID-19 pandemic. Additional relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,770,802,694.31	41,713
Securitization Value beginning of Collection Period	1,440,062,052.53	36,837
Principal portion of lease payments	19,506,024.95	
Terminations- Early	14,410,240.17	
Terminations- Scheduled	11,177,562.16	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,671,146.69	
Securitization Value end of Collection Period	1,391,297,078.56	35,914

Pool Factor	78.57%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.95	18.85
Weighted Average Seasoning (months)	13.43	19.65
Aggregate Base Residual Value	1,199,619,731.80	1,027,882,949.62
Cumulative Turn-in Ratio		87.41%
Proportion of base prepayment assumption realized life to date		52.40%
Actual lifetime prepayment speed		0.39%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,386,372,276.75	35,799	99.65%
31-60 Days Delinquent	3,561,654.96	86	0.26%
61-90 Days Delinquent	1,060,853.93	21	0.08%
91-120 Days Delinquent	302,292.92	8	0.02%
Total	1,391,297,078.56	35,914	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.098%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,180,706.30	36	9,313,893.95	222
Liquidation Proceeds	1,011,051.93		7,791,603.09	
Recoveries	119,720.78		539,389.58	
Principal Net Credit Loss / (Gain)	49,933.59		982,901.28	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.042%
Prior Collection Period	0.178 %
Second Prior Collection Period	0.208 %
Third Prior Collection Period	0.300 %
Four Month Average	0.182%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.056%

Average Net Credit Loss / (Gain)   4,427.48

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	28,078,242.72	887	180,680,279.72	5,573
Sales Proceeds and Other Payments Received	31,435,658.14		190,784,063.59	
Residual Loss / (Gain)	(3,357,415.42)		(10,103,783.87)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(2.846)%
Prior Collection Period	(3.324%)
Second Prior Collection Period	(1.645%)
Third Prior Collection Period	0.510 %
Four Month Average	(1.826)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.571)%

Average Residual Loss / (Gain)   (1,812.99)